SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

My Size, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62844N208

(CUSIP Number)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 62844N208

1	NAMES OF REPORTING PERSONS Whitehole, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Spain
	5	SOLE VOTING POWER

NUMBER OF		0(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		2,365,800(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,365,800(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.55% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

 __________________

(1)	Pursuant to a voting agreement dated October 11, 2022, by and among various parties including Whitehole, S.L. and My Size, Inc. (the “Voting Agreement”), a person designated by My Size, Inc. from time to time has been delegated the exclusive right to vote the shares of common stock that are held directly by Whitehole, S.L. on all matters submitted to a vote of the stockholders of My Size, Inc.

(2)

Pursuant to a lock-up agreement dated October 11, 2022, by and among various parties including Whitehole, S.L. and My Size, Inc. (the “Lock-Up Agreement”), Whitehole, S.L. has agreed that for a period of six months following October 11, 2022, it will not, without the prior written consent of My Size, Inc., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock of My Size, Inc., or any options or warrants to purchase any shares of common stock of My Size, Inc, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of My Size, Inc., owned directly or beneficially by Whitehole, S.L.. Whitehole, S.L. also agreed that for three months thereafter, it would not on any single day sell shares of common stock that exceeded the average daily trading volume for the rolling 30 trading day period prior to such sale.

(3)	Alejandro Ormazabal Echevarria, a citizen of Spain, is the 99.9% beneficial owner of Whitehole, S.L.

(4)	All percentages calculated in this Schedule 13G are based upon 36,126,284 shares of common stock outstanding as of October 24, 2022, as reported in the Issuer’s proxy statement of Schedule PRE14A, as filed with the Securities and Exchange Commission on October 24, 2022.

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CUSIP No. 62844N208

1	NAMES OF REPORTING PERSONS Alejandro Ormazabal Echevarria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Spain
	5	SOLE VOTING POWER

NUMBER OF		0(1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		2,365,800(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,365,800(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.55% (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

 __________________

(1)	Pursuant to a voting agreement dated October 11, 2022, by and among various parties including Whitehole, S.L. and My Size, Inc. (the “Voting Agreement”), a person designated by My Size, Inc. from time to time has been delegated the exclusive right to vote the shares of common stock that are held directly by Whitehole, S.L. on all matters submitted to a vote of the stockholders of My Size, Inc.

(2)

Pursuant to a lock-up agreement dated October 11, 2022, by and among various parties including Whitehole, S.L. and My Size, Inc. (the “Lock-Up Agreement”), Whitehole, S.L. has agreed that for a period of six months following October 11, 2022, it will not, without the prior written consent of My Size, Inc., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock of My Size, Inc., or any options or warrants to purchase any shares of common stock of My Size, Inc., or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of My Size, Inc., owned directly or beneficially by Whitehole, S.L. Pursuant to the Lock-Up Agreement, Whitehole, S.L. also agreed that for three months thereafter, it would not on any single day sell shares of common stock that exceeded the average daily trading volume for the rolling 30 trading day period prior to such sale.

(3)	Alejandro Ormazabal Echevarria, a citizen of Spain, is the 99.9% beneficial owner of Whitehole, S.L.
(4)	All percentages calculated in this Schedule 13G are based upon 36,126,284 shares of common stock outstanding as of October 24, 2022, as reported in the Issuer’s proxy statement of Schedule PRE14A, as filed with the Securities and Exchange Commission on October 24, 2022.

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CUSIP No. 62844N208

Item 1.

(a)       Name of Issuer:

My Size, Inc. (the “Issuer”)

(b)       Address of Issuer’s Principal Executive Offices:

HaYarden 4, pob 1026,

Airport City, Israel 7010000

Item 2.

(a)       Name of Person Filing:

Whitehole, S.L.

Alejandro Ormazabal Echevarria

(b)       Address of Principal Business Office or, if none, Residence

The principal business address of Whitehole, S.L. is Plaza Euskadi 5, Floor 20, Unit 2, Bilbao, Spain 48009.

Alejandro Ormazabal Echevarria’s address is Lertegui 6, P-1. 2D, Getxo, Spain 48930

(c)       Citizenship:

Whitehole, S.L.: Spain

Alejandro Ormazabal Echevarria: Spain

(d)       Title of Class of Securities:

common stock, par value $0.001 per share (the “common stock”)

(e)       CUSIP Number:

62844N208

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CUSIP No. 62844N208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Whitehole, S.L.	2,365,800 shares of common stock(1)	655%(2)	0(3)	0	0	2,365,800(4)

Alejandro Ormazabal Echevarria	2,365,800 shares of common stock(1)	6.55%(2)	0(3)	0	0	2,365,800(4)

___________________

(1)	Alejandro Ormazabal Echevarria, a citizen of Spain, is the 99.9% beneficial owner of Whitehole, S.L.

(2)	The percentages of ownership set forth above are based upon 36,126,284 shares of common stock outstanding as of October 24, 2022, as reported in the Issuer’s proxy statement of Schedule PRE14A, as filed with the Securities and Exchange Commission on October 24, 2022.

(3)	Pursuant to a voting agreement dated October 11, 2022, by and among various parties including Whitehole, S.L. and My Size, Inc. (the “Voting Agreement”), a person designated by My Size, Inc. from time to time has been delegated the exclusive right to vote the shares of common stock that are held directly by Whitehole, S.L. on all matters submitted to a vote of the stockholders of My Size, Inc.

(4)

Pursuant to a lock-up agreement dated October 11, 2022, by and among various parties including Whitehole, S.L. and My Size, Inc. (the “Lock-Up Agreement”), Whitehole, S.L. has agreed that for a period of six months following October 11, 2022, it will not, without the prior written consent of My Size, Inc., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock of My Size, Inc., or any options or warrants to purchase any shares of common stock of My Size, Inc, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of My Size, Inc., owned directly or beneficially by Whitehole, S.L. Pursuant to the Lock-Up Agreement, Whitehole, S.L. also agreed that for three months thereafter, it would not on any single day sell shares of common stock that exceeded the average daily trading volume for the rolling 30 trading day period prior to such sale.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ :

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022

/s/ Alejandro Ormazabal Echevarria
Name: Alejandro Ormazabal Echevarria

Whitehole, S.L.
By: /s/ Inigo Ezquerra Galarza
Name: Inigo Ezquerra Galarza
Title: Chief Financial Officer

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Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: November 3, 2022

/s/ Alejandro Ormazabal Echevarria
Name: Alejandro Ormazabal Echevarria

Whitehole, S.L.
By: /s/ Inigo Ezquerra Galarza
Name: Inigo Ezquerra Galarza
Title: Chief Financial Officer

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